Exhibit 99.2

Media Release

FOR IMMEDIATE RELEASE

IMV (Formerly Immunovaccine Inc.) to Present at the
National Bank Financial Quebec Conference in Toronto

Halifax, Nova Scotia; May 25, 2018 – IMV Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that IMV Chief Executive Officer Frederic Ors will present a corporate update at the National Bank Financial 8th Annual Quebec Conference.

Mr. Ors’ presentation will occur Wednesday, May 30, 2018 at 2:00 p.m. ET in the Museum Room in the Shangri-La Hotel in Toronto. A copy of the presentation will be available on IMV’s website: www.imv-inc.com

National Bank Financial Markets hosts a series of conferences and events each year to bring together business leaders, decision-makers and subject-matter experts to explore strategies, trends and opportunities.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the reprogramming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently conducting three Phase 2 studies with Incyte and Merck assessing DPX-Survivac as a combination therapy in ovarian cancer and diffuse large B-cell lymphoma. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

###

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com